As filed with the Securities and Exchange Commission on June 12, 2014	Registration No. 333 -

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
 _____________

KOREA ELECTRIC POWER CORPORATION
(Exact name of issuer of deposited securities as specified in its charter)
 _____________

N/A
(Translation of issuer’s name into English)
 _____________

Republic of Korea
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)
 _____________

399 Park Avenue
New York, New York 10043
(877) 248 - 4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
 _____________

Korea Electric Power Corporation, New York Office
7th Floor, Parker Plaza, 400 Kelby Street
Fort Lee, NJ 07024
(201) 613-4001
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Johneth Chongseo Park, Esq. Simpson Thacher & Bartlett LLP 25th Floor, West Tower Mirae Asset Center 1 26 Eulji-ro 5-gil, Jung-gu, Seoul 100-210 Korea	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each American Depositary Share representing the right to receive one half (1/2) of one Common Share of Korea Electric Power Corporation	250,000,000 American Depositary Shares	$5.00	$12,500,000.00	$1,610.00
*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16).

	(iii)	The collection and distribution of dividends	Paragraphs (12), (14) and (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16).

	(v)	The sale or exercise of rights	Paragraph (13).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Paragraphs (20) and (21).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Paragraph (11).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (6) and (8).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Paragraphs (13) and (18).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Paragraph (7).

Item 2. AVAILABLE INFORMATION			Paragraph (11).

Korea Electric Power Corporation (the "Company") is subject to the periodic reporting requirements of the United States Securities Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the "Commission").  These reports can be retrieved from the Commission's internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Amended and Restated Deposit Agreement, by and among Korea Electric Power Corporation (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Owners and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).  ___ Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. ___ None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Korea Electric Power Corporation, Citibank, N.A., as depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 12th day of June, 2014.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one-half (1/2) of one common share of Korea Electric Power Corporation.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Korea Electric Power Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Seoul, Korea on June 12, 2014.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Ko, Weon-gun
	Name:	Ko, Weon-gun
	Title:	Treasurer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ko, Weon-gun, as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all such capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 12, 2014.

Signature	Title

/s/ Cho, Hwan-Eik	President & CEO, Standing Director
Cho, Hwan-Eik	(Principal Executive Officer)

/s/ Baek, Seung-Jung	Chief Financial Officer, Standing Director
Baek, Seung-Jung	(Principal Financial Officer and Principal Accounting Officer)

/s/Ahn, Hong-Ryoul	Standing Director
Ahn, Hong-Ryoul

/s/ Park, Kyu-Ho	Standing Director
Park, Kyu-Ho

/s/ Park, Jung-Keun	Standing Director
Park, Jung-Keun

/s/ Kim, Byung-Sook	Standing Director
Kim, Byung-Sook

Signature	Title

/s/ Koo, Bon-Woo	Standing Director
Koo, Bon-Woo

/s/ Chung, Hae-Joo	Non-Standing Director
Chung, Hae-Joo

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the registrant’s duly authorized representative in the United States has signed this Registration Statement in New York, New York on the 12th day of June, 2014.

Authorized Representative in the U.S. /s/ Chun, Chan-Hyuck
Chun, Chan-Hyuck (Chief Representative and Vice President)

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of Deposit Agreement

(d)	Opinion of counsel to the Depositary